United States securities and exchange commission logo





                               May 22, 2020

       Lydon Lea
       Chief Executive Officer
       Leo Holdings Corp.
       21 Grosvenor Place
       London SWIX 7HF

                                                        Re: Leo Holdings Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed May 11, 2020
                                                            File No. 333-238180

       Dear Mr. Lea:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed 5/11/2020

       Risk Factors, page 80

   1. We note that your risk factor states that the Court of Chancery of the State of Delaware and the federal
district court for the District of Delaware have concurrent jurisdiction for claims arising under
the federal securities laws, including Securities Act claims. However, your Form of Proposed
Certificate of Incorporation on Annex C includes an exclusive federal forum (the
federal district courts of the United States of America) for Securities
                                                        Act claims. Please
revise your disclosure and/or your Form of Proposed Certificate of
                                                        Incorporation to
reconcile this discrepancy. If you have an exclusive federal forum for
                                                        Securities Act claims,
please state that there is uncertainty as to whether a court would enforce such provision.
In that regard, we note that Section 22 of the Securities Act creates concurrent
jurisdiction for state and federal courts over all suits brought to enforce
 Lydon Lea
Leo Holdings Corp.
May 22, 2020
Page 2
      any duty or liability created by the Securities Act or the rules and regulations thereunder.
Financial Statements, page F-1

2. We note your acquisition of UE Authority Co. on November 1, 2019. Please include the historical audited financial statements for UE Authority Co. in accordance with Item 3-
      05(b) of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                             Sincerely,
FirstName LastNameLydon Lea
                                                             Division of
Corporation Finance
Comapany NameLeo Holdings Corp.
                                                             Office of Trade &
Services
May 22, 2020 Page 2
cc:       Christian O. Nagler, Esq.
FirstName LastName